December 19, 2019

Crystal Landsem
Chief Financial Officer
Lulu's Fashion Lounge Holdings, Inc.
195 Humboldt Avenue
Chico, CA 95928

       Re: Lulu's Fashion Lounge Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Filed November 19, 2019
           CIK No. 0001780201

Dear Ms. Landsem:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed November 19, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance
Customer Acquisition and Retention, page 67

1. We note your discussion and presentation of the cohort metric titled "Cumulative Gross
       Sales." Please tell us why you believe this represents an operating metric and how this measure differs from cohort metrics commonly presented by online retailers such as customer lifetime value.
2. We note your presentation of the cohort metric titled "Cumulative Gross Sales Less
       CAC." Please tell us your basis for allocating CAC to each cohort. Please also tell us why you believe it is appropriate to exclude search engine optimization and email
 Crystal Landsem
Lulu's Fashion Lounge Holdings, Inc.
December 19, 2019
Page 2
         marketing costs from your calculation of CAC and whether such amounts are material for any of the periods presented.
3. Please tell us in more detail why you believe Cumulative Gross Sales Less CAC is a useful metric and how management uses this metric. As part of your response, please tell us why you believe it is meaningful and appropriate to disclose to your investors a metric that doesn't reflect whether the customers you acquire are profitable or unprofitable for your company.
        You may contact Scott Stringer at 202-551-3272 or Jennifer Thompson at 202-551-3737
if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-
3222 with any other questions.



FirstName LastNameCrystal Landsem                             Sincerely,
Comapany NameLulu's Fashion Lounge Holdings, Inc.
                                                              Division of
Corporation Finance
December 19, 2019 Page 2                                      Office of Trade &
Services
FirstName LastName